UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 29 October 2012

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Harmony publishes its annual reports and notice of annual general meeting

Johannesburg, Monday, 29 October 2012: Harmony Gold Mining Company Limited ('Harmony' or 'the Company') is pleased to announce that it has today published its Integrated Annual Report, filed the Form 20F with the United States' Securities and Exchange Commission and published the Sustainable Development Report, all for the financial year ended 30 June 2012. The abridged Integrated Annual Report, together with the notice of the Annual General Meeting were posted to shareholders today.

The 2012 Integrated Annual Report incorporates an account of Harmony's broader social, environmental and economic performance throughout the report. The Sustainable Development Report for 2012 provides a more detailed account of the environmental, social and governance aspects of Harmony's business. The Sustainable Development Report 2012 has been compiled in accordance with the G3 guidelines of the Global Reporting Initiative (GRI) and in alignment with the principles of integrated reporting as recommended by the King Report on Governance for South Africa and the King Code of Governance Principles (collectively King III).

The annual financial statements forming part of the Integrated Annual Report contain a change relating to taxation (detail of the effect below), following the handing down of the judgement by the Supreme Court of Appeal in the matter of the mining ringfencing application by the South African Revenue Service ('SARS') on 1 October 2012. The judgement, which found in favour of SARS, is an adjusting post-balance sheet event and as a result the effects have been included in the 2012 financial year. Apart from the stated changes, there are no further material modifications to the results for the year ended 30 June 2012 which were published on 16 August 2012.

The following changes were recorded:

- The taxation credit in the consolidated income statement increased by R60 million to R123 million, of which R154 million was a credit to deferred taxation with a debit of R94 million to normal taxation.
- Net profit from continuing operations and net profit for the year each increased by R60 million to R2 053 million and R2 645 million, respectively. This resulted in an increase of 14 SA cents per share in the total earnings per share and diluted earnings per share to 614 SA cents per share and 612 SA cents per share, respectively. Headline earnings per share ('HEPS') and diluted headline earnings per share increased by 14 SA cents per share to 565 SA cents and 563 SA cents, respectively.
- Total comprehensive income for the year increased by R60 million to R4 232 million. As a result, retained earnings increased from R3 247 million to R3 307 million.
- Income and mining taxes receivable decreased from R211 million to R118 million, while deferred tax liabilities decreased from R3 260 million to R3 106 million.

There was no impact on the cash flow statement.

PricewaterhouseCoopers Inc audited the annual financial statements and their unqualified report is available for inspection at the registered office of the Company.

The Annual General Meeting of the Company will be held at the Michelangelo Hotel, 135 West Street, Nelson Mandela Square, Sandton, Johannesburg, South Africa, on Wednesday, 28 November 2012, at 11:00 (SA time) to transact the business as stated in the notice of the Annual General Meeting.

The reports for 2012 referred to in this statement as well as additional detailed information on Harmony, including its regulatory filings, press releases, stock exchange announcements and quarterly reports are available on the Company's website at www.harmony.co.za.

ends.

Issued by Harmony Gold
Mining Company Limited

29 October 2012

For more details contact:

Henrika Basterfield
Investor Relations Manager

+27 (0) 11 411 2314 (office)
+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director